Exhibit 99.4

ITEM 5--MARKET FOR REGISTRANT'S COMMON EQUITY & RELATED STOCKHOLDER MATTERS (from the Annual Report on Form 10-K of CarrAmerica Realty Corporation for the year ended December 31, 1998)

     The Company's common stock is listed on the New York Stock Exchange ('NYSE') under the symbol 'CRE'. As of March 15, 1999, there were 453 stockholders of record. The following table sets forth the high and low sale prices of the Company's common stock as reported on the NYSE Composite Tape, and the dividends per share of common stock paid for each full quarterly period within the two most recent fiscal years:

                                                       1Q            2Q        3Q        4Q    FULL YEAR
                                                     -------    -------    ------    ------    ---------
1998
HIGH..............................................   $31 11/16   30 5/8    30 1/8    25 1/4    31 11/16
LOW...............................................   $28 7/16    26 1/2    19 7/16       19          19
DIVIDEND                                             $ .4625      .4625     .4625     .4625        1.85

                                                       1Q            2Q        3Q        4Q    FULL YEAR
                                                     -------    -------    ------    ------    ---------
1997
High..............................................   $32 1/4     30 5/8    32 3/16   33 7/16    33 7/16
Low...............................................   $28 1/4     26 1/4    27 3/4    28 1/4      26 1/4
Dividend..........................................   $ .4375      .4375     .4375     .4375        1.75

     The Company, in order to qualify as a REIT, is required to make distributions (other than capital gain distributions) to its stockholders in amounts at least equal to (i) the sum of (A) 95% of its 'REIT taxable income' (computed without regard to the dividends paid deduction and its net capital gain) and (B) 95% of the net income (after tax), if any, from foreclosure property, minus (ii) the sum of certain items of non-cash income. The Company's distribution strategy is to distribute what it believes is a conservative percentage of its cash flow permitting the Company to retain funds for capital improvements and other investments while funding its distributions.

     For federal income tax purposes, distributions may consist of ordinary income, capital gains, nontaxable return of capital or a combination thereof. Distributions that exceed the Company's current and accumulated

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
earnings and profits (calculated for tax purposes) constitute a return of capital rather than a dividend and reduce the stockholder's basis in his or her shares of common stock. To the extent that a distribution exceeds both current and accumulated earnings and profits and the stockholder's basis in his or her shares, it will generally be treated as gain from the sale or exchange of that stockholder's shares. The Company annually notifies stockholders of the taxability of distributions paid during the preceding year.

     The following table sets forth the taxability of common stock distributions paid in 1998 and 1997:

                                                                             1998         1997
                                                                             ----         ----
Ordinary income...........................................................    92%          90%
Capital Gain..............................................................    --           --
Return of Capital.........................................................     8%          10%

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